[Molson Coors Brewing Company, 1225 17th Street, Suite 1875, Denver, Colorado 80202]

August 12, 2005

Securities and Exchange Commission

450 Fifth Street, N.W., MS 03-08

Washington, D.C. 20549

Attn:	Anthony Watson, Staff Accountant
Division of Corporate Finance
Mail Stop 03-08

Re:	Molson Coors Brewing Company
Form 8-K/A to Form 8-K dated August 1, 2005
Filed August 5, 2005

Ladies and Gentlemen:

This letter is being filed in response to the Staff’s letter dated August 8, 2005 by Molson Coors Brewing Company (the “Company”).  As discussed with Mr. Watson, we are amending the Form 8-K to state that certain officers (who will be identified by office) and the Audit Committee of the Board of Directors spoke with our independent accountants regarding the matters disclosed in the filing.  The Form 8-K disclosed, in summary, that the Company’s financial statements were being restated for the first quarter of 2005 by amendment to the Form 10-Q for the quarterly period ended March 27, 2005, and that management determined that a material weakness in internal control over financial reporting existed at the end of the first quarter.

Our response to the Staff’s comment is set forth below.  The response has been incorporated into the last sentence of the first paragraph of item 4.02, Non-Reliance on Previously Issued Financial Statement or a Related Audit Report or Completed Interim Review.  The revised language is marked for your convenience.

Comment

1.                                       Please amend your report to state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing.  Your current disclosure is silent in this regard.

Response

The first paragraph of Item 4.02 has been amended by deleting and rewriting the last sentence as marked below:

“(a)    On August 1, 2005, the management of Molson Coors Brewing Company (the “Company”), as approved by the Audit Committee of the Board of Directors, concluded that the financial statements included in the Company’s Form 10-Q for the quarterly period ended March 27, 2005 (the “First Quarter 10-Q”) should no longer be relied upon because of the need to restate the financial statements set forth therein as a result of errors. Accordingly, the Company has filed an amendment to the First Quarter 10-Q on Form 10-Q/A with the Securities and Exchange Commission concurrent with the filing of this Current Report on Form 8-K. The effect of the restatement on the first quarter results of operations will be to increase income tax benefit and decrease net loss by $12.4 million ($0.20 per basic and diluted share). Officers and other members of management, including the Company’s Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, and the Audit Committee of the Board of Directors have discussed the errors giving rise to the restatement with the Company’s independent registered public accounting firm.”

*     *      *

Further to the Staff’s letter, the Company acknowledges that:

•                  The Company is  responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Following your review of this letter, please contact the undersigned at 303-277-5919 with any questions or comments.  Please note that I will be out of the office from August 13th through August 19th. In my absence, please contact Christian Nagler, Esq., Kirkland & Ellis LLP, 212-446-4660.

Very truly yours,

Annita M. Menogan

Vice President, Secretary and Deputy General Counsel